King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

January 18, 2018

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 3233 Washington, D.C. 20549 Attention: Sonia Gupta Barros

Re:	Americold Realty Trust
Amendment No. 2 to Registration Statement on Form S-11
Filed January 9, 2018
Amendment No. 3 to Registration Statement on Form S-11
Filed January 12, 2018
File No. 333-221560

Dear Ms. Barros:

On behalf of our client, Americold Realty Trust (the “Company”), we are submitting this letter and the following information in response to a letter dated January 17, 2018 from the staff (the “Staff”) of the Securities and Exchange Commission with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-11, filed on January 9, 2018, and Amendment No. 3 to the Registration Statement on Form S-11, filed on January 12, 2018 (collectively, the “Registration Statement”). We are also concurrently filing an amended version of the Registration Statement (the “Revised Draft”). This letter, together with the changes reflected in the Revised Draft, responds to the Staff’s comments contained in its letter dated January 17, 2018. The Revised Draft also includes other changes that are intended to update and clarify the information contained therein.

For your convenience, this letter sets forth in italics each of the Staff’s comments before each response is given. All references, page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions contained in the Revised Draft. All capitalized terms used in this letter but otherwise not defined herein have the meanings ascribed to such terms in the Revised Draft.

Securities and Exchange Commission

January 18, 2018

Summary Selected Historical and Unaudited Pro Forma Condensed …, page 33

1.	We note that you have recorded an adjustment for stock-based compensation expense to arrive at Core FFO and Adjusted FFO on page 39. Please expand your disclosure to clarify management’s reasons behind the two separate adjustments.

The Company respectfully notes the Staff’s comment and, consistent with our discussion with the Staff on January 17, 2018, has made the revisions reflected on pages 38 and 98 of the Revised Draft.

Dilution, page 90

2.	Please tell us how you calculate the pro forma net tangible book value per share of $2.48 upon the completion of this offering.

The Company respectfully notes the Staff’s comment and, consistent with our discussion with the Staff on January 17, 2018, has made the revisions reflected on page 90 of the Revised Draft to address this comment.

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Securities and Exchange Commission

January 18, 2018

If we can be of any assistance in explaining these responses or the changes in the Revised Draft, please contact me at (404) 572-2765 or by email (csjohnson@kslaw.com).

Very truly yours,

/s/ C. Spencer Johnson, III

C. Spencer Johnson, III

cc:	Becky Chow
Kevin Woody
Rahul K. Patel
(Securities and Exchange Commission)

Fred Boehler
Marc Smernoff
Tom Novosel
(Americold Realty Trust)

Keith Townsend
Peter Genz
Gibbs Fryer
(King & Spalding LLP)

Edward F. Petrosky
J. Gerard Cummins
(Sidley Austin LLP)